Liquidia Corporation

419 Davis Drive, Suite 100

Morrisville, North Carolina 27560

Telephone: (919) 328-4400

December 22, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4561

Attn:	Deanna Virginio

Re:	Liquidia Corporation (the “Company”)
Registration Statement on Form S-3
File No. 333-251394 Filed December 16, 2020, as amended on December 21, 2020

Dear Ms. Virginio:

The Company hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. (EST) on December 23, 2020, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Securities and Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andrew P. Gilbert, Esq. of DLA Piper LLP (US) with any questions or comments at (973) 520-2553. Thank you for your assistance with this filing.

LIQUIDIA CORPORATION

By:	/s/ Damian deGoa
Name:	Damian deGoa
Title:	Chief Executive Officer